Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,	For the fiscal years ended June 30,
	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income tax expense	$2,555	$2,212	$4,177	$3,323	$(5,539)	$7,321
Add:
Equity (earnings) losses from affiliates	(190)	(730)	(462)	(448)	309	(327)
Dividends received from affiliates	18	466	310	317	298	342
Fixed charges, excluding capitalized interest	319	1,245	1,188	1,214	1,152	1,081
Amortization of capitalized interest	12	96	56	73	50	33

Total earnings (losses) available for fixed charges	$2,714	$3,289	$5,269	$4,479	$(3,730)	$8,450

Fixed charges:
Interest on debt and finance lease charges	$267	$1,034	$966	$991	$927	$882
Capitalized interest	8	42	44	44	55	44
Interest element on rental expense	52	211	222	223	225	199

Total fixed charges	$327	$1,287	$1,232	$1,258	$1,207	$1,125

Ratio of earnings to fixed charges	8.3	2.6	4.3	3.6	**	7.5

**	Earnings did not cover fixed charges by $4.9 billion during the fiscal year ended June 30, 2009 due to non-cash impairment charges of $8.9 billion ($7.2 billion net of tax) consisting of a write-down of the Company’s indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Publishing segment’s fixed assets of $185 million.